UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2007

Commission File No. 0-52457

Anglo Canadian Uranium Corp.

Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Interim financial statements for the nine months ended April 30, 2007

99.2

Management Discussion & Analysis for the nine months ended April 30, 2007

99.3

Form 52-109F2 Certification – CEO and CFO, as required by Canadian regulators

99.4

News Release dated July 19, 2007

99.5

News Release dated July 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.

(Registrant)

By

/s/ Len Harris

Len Harris,

President

Date     October 24, 2007

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)

Financial Statements
April 30, 2007

(Prepared by management without audit)

Anglo-Canadian Uranium Corp
1150 – 355 Burrard Street
Vancouver, B.C.
V6C 2G8

June 30, 2007

To the Shareholders of Anglo-Canadian Uranium Corp.

The attached unaudited financial statements have been prepared without review by the auditors of Anglo-Canadian Uranium Corp.

Yours truly,

“Len Harris”

Len Harris President

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Balance Sheets

	April 30, 2007	July 31, 2006

Assets

Current
Cash	$4,037,995	$919,635
Accounts receivable	54,639	20,502
Shares subscription receivable	406,396	-
Prepaid expenses	11,348	12,149
	4,510,378	952,286

Mineral Interests (notes 4 and 5)	3,425,055	1,142,631
Equipment (note 6)	15,092	6,949

	$7,950,525	$2,101,866

Liabilities

Current
Accounts payable and accrued liabilities	$154,296	$27,366
Due to related party (note 7)	10,514	108,514

	164,810	135,880

Shareholders’ Equity

Capital Stock (note 8)	15,689,398	9,272,283
Contributed Surplus (note 8(f))	761,465	297,506
Share Subscriptions (note 8)	3,903	12,625
Shares to be Issued	37,055	-
Deficit	(8,706,106)	(7,616,428)

	7,785,715	1,965,986

	$7,950,525	$2,101,866

Commitment (note 10) Subsequent events (note 11)

Approved on behalf of the Board:

“Leonard Harris”	“David Hudson”
................................................................................................. Director	....................................................................................... Director
Leonard Harris	David Hudson

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Statements of Operations and Deficit
(Prepared by management with out audit)

	9 - Months	9 - Months	3 - Months	3 - Months
	Ended	Ended	Ended	Ended
	Apr 30, 2007	Apr 30, 2006	Apr 30, 2007	Apr 30, 2006
EXPENSES
Audit, accounting and legal	$135,451	$64,177	$21,754	$36,235
Amortization	1,380	1,230	460	410
Consulting	82,932	48,320	26,081	12,775
Filing fees	72,828	42,916	26,183	21,773
Interest and bank charges	1,018	652	411	254
Investor relations	57,954	14,207	36,807	9,207
Management fee	87,000	57,500	30,000	15,500
Office and general	41,041	16,258	33,270	5,055
Printing and shareholder communications	3,973	8,522	3,569	3,669
Rent	38,253	45,030	14,731	14,514
Stock based compensation	548,241	184,821	201,970	116,577
Telephone and fax	7,103	5,981	2,711	2,317
Transfer agent	13,635	12,292	2,192	9,292
Travel	64,603	22,812	12,701	15,279
	(1,155,412)	(524,718)	(412,840)	(262,857)
OTHER ITEMS
Write off of mineral interests	-	(44,436)	-	(44,436)
Rent recovery	22,624	15,440	4,800	6,600
Foreign exchange loss	(9,183)	(3,441)	-	-
Property expenditure	(3,172)	(3,773)	(9,183)	-
Interest income	55,465	4,970	20,172	3,646
NET LOSS FOR PERIOD	(1,089,678)	(555,958)	(392,653)	(297,047)

DEFICIT BEGINNING OF PERIOD	(7,616,428)	(7,187,404)	(7,916,402)	(7,446,315)

DEFICIT, END OF PERIOD	$(8,706,106)	$(7,743,362)	$(8,309,055)	$(7,743,362)

LOSS PER SHARE	$(0.03)	$(0.03)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	32,760,162	17,477,132	35,846,501	21,370,094

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Statements of Cash Flows
(Prepared by management with out audit)

		9 - Months		9 - Months		3 - Months		3 - Months
		Ended		Ended		Ended		Ended
		Apr 30, 2007		Apr 30, 2006		Apr 30, 2007		Apr 30, 2006

	$		$		$		$
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net income (loss) for the period		(1,089,678)		(555,958)		(397,051)		(297,047)
Less: Items not involving cash
Mineral property written off		-		44,436		-		44,436
Amortization		1,380		1,230		460		410
Stock based compensation		548,241		184,821		201,970		116,577
		(540,057)		(325,471)		(194,621)		(135,624)

Net change in non-cash working capital items
Amounts receivable and advances		(34,137)		(24,145)		(11,827)		(12,580)
Share subscription receivable		(406,396)		-		(406,396)		500
Prepaid expenses		801		(10,586)		-		500
Accounts payable and accrued liabilities		126,930		(51,823)		(1,099)		(34,538)
		(852,859)		(412,025)		(613,943)		(182,242)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs		5,388,634		1,835,659		1,683,704		702,320
Advances from shareholders		(98,000)		(70,469)		10,000		(45,000)
Share subscriptions		(8,722)		-		3,903		-
Shares to be issued		37,055		-		37,055		-
Share for debt		-		31,250		-		-
		5,318,967		1,796,440		1,734,662		657,320
INVESTING ACTIVITIES
Purchase of capital assets		(9,524)		(1,300)		(1)		-
Mineral property costs		(1,338,224)		(366,253)		(351,491)		(140,477)
		(1,347,748)		(367,553)		(351,492)		(140,477)

INCREASE IN CASH		3,118,360		1,016,862		769,227		334,601

CASH, BEGINNING OF PERIOD		919,635		36,687		3,268,768		718,948

CASH, END OF PERIOD		4,037,995		1,053,549		4,037,995		1,053,549

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2007

1.	NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

On August 22, 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended July 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended July 31, 2006.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and obligation to issue shares. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2007

4.	REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets. Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2007

5.	MINERAL INTERESTS

	Otish Mtn. Quebec	Lac Beinville Quebec	Charles Quebec	Stirrup BC	Kert Quebec	Lucky Boy BC	Locuist USA	Zeus BC	Durango Mexico	Big Mac Quebec	Skoonka Creek B.C.	Tomcat USA	Holley USA
							-	-
Balance July 31, 2005	$1	$1	$5,000	$63,064	$37,530	$24,000	-	-	$1	-		-	-
Acquisition costs	-	-	-	52,000	-	-	220,565	113,300	-	92,500	136,000	-	-
Assessment, renewal	-	-	-	-	-	6,000	-	-	-	-		-	-
Drilling	-	-	-	102,900	-	72,428	-	-	-	-		-	-
Field expenses	-	-	-	8,055	-	667	-	4,640	-	-	22,142	-	-
Geological consulting	-	-	-	5,425	6,905	44,146	-	-	-	-	9,616	-	-
Laboratory	-	-	-	-	-	7,208	-	-	-	-	2,473	-	-
Write-down of property costs	-	-	-	-	(44,435)	-	-	-	-	-		-	-
Balance, July 31, 2006	1	1	5,000	231,444	-	$154,449	220,565	117,940	1	92,500	170,231	-	-

Acquisition costs	-	-	-	-	-	-	-	-	-	-	34,500	67,652	326,900
Assessment, renewal	-	-	-	-	-	-	2,513	-	-	-	-	-	80,883
Geological data	-	-	-	-	-	-	-	-	-	90,000	-	-	-
Bond	-	-	-	2,500	-	-	-	-	-	-	-	-	-
Camp costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-	-
Field expenses	-	-	-	889	-	-	-	5,954	-	-	-	-	-
Geological consulting	-	-	-	-	-	-	-	-	-	-	17,081	-	-
Laboratory	-	-	-	-	-	-	-	-	-	-	798	-	-
Write-down of property costs		(1)	-	-	-	-	-	-	-	-	-	-	-
Total additions during the period	-	-	-	3,389	-	-	2,513	5,954	-	90,000	52,379	67,652	407,783

Balance, April 30, 2007	$1	$-	$5,000	234,833	-	154,449	223,078	123,894	$1	182,500	222,610	67,652	407,783

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

	Gunslinger USA	Spider Rock USA	O8 USA	Princeton BC	Wild Steer USA	Eula King USA	Dragon USA	Joseph USA	Gunfighter/ Lonestar USA	Total

Balance July 31, 2005	-	-	-	-	-	-	-	-	-	129,597
Acquisition costs	-	150,500	-	-	-	-	-	-	-	764,865
Assessment, renewal	-	-	-	-	-	-	-	-	-	6,000
Drilling	-	-	-	-	-	-	-	-	-	175,328
Field expenses	-	-	-	-	-	-	-	-	-	35,504
Geological consulting	-	-	-	-	-	-	-	-	-	66,092
Laboratory	-	-	-	-	-	-	-	-	-	9,681
Write-down of property costs	-	-	-	-	-	-	-	-	-	(44,436)
Balance, July 31, 2006	-	150,500	-	-	-	-	-	-	-	$1,142,631

Acquisition costs	52,200	45,200	169,920	136,500	81,400	191,600	17,710	144,802	55,000	1,241,884
Assessment, renewal	-	14,093	-	-	14,093	-	-	14,093	-	125,675
Geological data	28,175	-	-	-	-	48,885	-	-	-	167,060
Bond	-	-	-	-	-	-	-	-	-	2,500
Camp costs	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	391,024	-	-	-	-	-	391,024
Field expenses	-	-	-	173,515	-	-	-	-	-	180,358
Geological consulting	-	-	-	60,170	-	-	-	-	-	77,251
Laboratory	-	-	-	14,374	-	-	-	-	-	15,172
Write-down of property costs	-	-	-	-	-	-	-	-	-	(1)
Total additions during period	80,375	59,293	169,920	775,583	95,493	240,485	17,710	158,895	55,000	2,282,424

Balance, April 30, 2007	80,375	209,793	169,920	775,583	95,493	240,485	17,710	158,895	55,000	3,425,055

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

5.	MINERAL INTERESTS (Continued)

(a)	Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)

Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)	Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $5,300 due upon signing (paid);

	(b)	Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

	(c)	Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

	(d)	The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During fiscal 2005, the carrying value of the property was written down to $1.

(iii)	Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $2,500 upon signing of the agreement (paid);

	(b)	$2,500 due 60 days after signing the agreement (paid);

	(c)	Issue 200,000 shares of the Company (issued); and

	(d)	The agreement is subject to a 2% NSR payable to the vendor.

During fiscal 2005, the carrying value of the property was written down to $1.

(b)	Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)	100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)	1% NSR royalty.

During fiscal 2005, the carrying value of the property was written down to $1. During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(c)	Charles, Quabec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec. The Company acquired its 100% interest in the property through staking.

(d)	Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 (paid);

(ii)	Cash payment of $10,000 on March 22, 2005 (paid);

(iii)	Cash payment of $10,000 on March 22, 2006 (paid);

(iv)	Issuance of 300,000 shares of the Company as follows:

(a) 100,000 shares issued at a deemed price of $0.20 (issued);

(b) 100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c) 100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)	Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)

The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)	Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During fiscal 2005, the carrying value of the property was written down to $1.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(f)	Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)	Cash payment of $15,000 upon execution of the agreement (paid);

(ii)	Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)	Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)	Cash payment of $15,000 on the third anniversary date (December 29, 2007);

(v)	Issuance of 600,000 shares of the Company as follows:

(a) 150,000 shares issued at a deemed price of $0.15 (issued); and

(b) 150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)	Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)	The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)	The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(g)	Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 upon execution of the agreement (paid);

(ii)	Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)	Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(iv)	The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)	The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)	The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)	The 5% interest owned by the optionors can be bought out for $1,000,000.

(h)	Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah. On October 5, 2006, the Company amended the original agreement dated November 22, 2005. The interest will be earned on completion of the following:

(i)	A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

(ii)	The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued); and

(iii)	The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(i)	Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(j)	Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(i)	$20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii)	$20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007) (only 50,000 shares has been issued);

(iii)	$30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv)	$40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

(v)

an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006, the Company acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(k)	Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(l)	Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i)	a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii)	a cash payment of US $17,500 (paid) to the optionors by October 27, 2006;

(iii)	the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

(iv)	the issuance of 40,000 shares to the optionors by October 27, 2006 (issued).

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(m)	Joseph, USA

The TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, USA. Consideration is a cash payment of US $65,000 (paid) and the issuance of 300,000 common shares of the Company at a price of $0.24 (issued). An additional 300,000 common shares will be issued on the first anniversary date of the initial issuance. A 2% NSR royalty will be payable.

(n)	O8, USA

The Company received TSX Venture Exchange approval on the purchase of 95 uranium mineral claims situated in New Mexico, USA. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(o)	Princeton, British Columbia

The Company received TSX Venture Exchange approval on the three sales agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date. The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date. The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

(p)	Wild Steer, USA

The Company received TSX Venture Exchange approval on an option to buy a 100% interest in 31 uranium claims in Colorado, USA. Consideration for the option by the Company is as follows:

(i)	US $20,000 (paid) and 100,000 common shares (issued);

(ii)	US $20,000 and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval;

(iii)	US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(q)	Eula Belle/King, USA

The Company received TSX Venture Exchange approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado, USA. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX Venture Exchange approval (issued);

(ii)	US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

NSR by paying US $250,000 for each 1% NSR.

Also, in consideration of 250 claims known as the King project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX Venture Exchange approval (issued);

(ii)	US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(r)	Tomcat, USA

The Company has entered into an option agreement to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

(i)	US $15,000 (paid) and 60,000 common shares (issued);

(ii)	US $15,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval;

(iii)	US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(s)	Holly Claims, USA

The Company acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County, New Mexico. Consideration for the agreement is as follows:

(i)	Payment of US $26,000 (paid) upon TSX Venture Exchange approval;

(ii)	The issuance of 200,000 (issued) shares of the Company upon TSX Venture Exchange approval; and

(iii)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(t)	Gunslinger, USA

The Company acquired 41 uranium/vanadium claims located on Outlaw Mesa in Mesa County in Colorado. Consideration for the agreement is as follows:

(i)	Payment of US $20,000 (paid) upon TSX Venture Exchange approval

(ii)	Payment of US $7,000 in Bureau of Land Management fees

(iii)	The issuance of 60,000 (issued) shares of the Company upon TSX Venture Exchange approval

(iv)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

(u)	Gunfighter & Lonestar, USA

The Company acquired 110 uranium claims located in Mesa County in Colorado. Consideration for the agreement is as follows:

(i)	Cash payment of US $55,000 (paid) upon TSX Venture Exchange approval,

(ii)	5% gross royalty,

(iii)	Minimum work commitment of US$25,000 for the first 3 years from the date of lease and US$20,000 advance royalties starting in the fifth year.

(iv)	The Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years.

6.	EQUIPMENT

		2006
		Accumulated
	Cost	Amortization	Net
Vehicle	$5,200	$-	$5,200
Office furniture and equipment	29,530	25,604	3,926
Computer equipment	14,344	8,378	5,965

	$49,074	$33,982	$15,092

7.	DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

8.	CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares without par value

(b)	Issued:

	Shares	Amount

Balance, July 31, 2005	11,793,349	$7,012,363

Issued for cash:
- private placement	7,251,998	1,545,599
- options	505,000	55,825
- warrants	1,647,500	329,626
Shares issued for mineral properties	1,700,000	628,500
Share for debt	312,500	31,250
Agents fee	35,000	-
Finders fee	-	(88,390)
Fair value of options exercised	-	47,510
Income tax effect of renunciation		(290,000)
Balance, July 31, 2006	23,245,347	9,272,283

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

Issued for cash:
- private placement	9,206,988	4,570,197
- options	788,500	118,525
- warrants	3,469,996	1,194,623
- agents’ options	38,088	12,040
Shares issued for mineral properties	1,460,000	944,200
Finders fee	-	(506,752)
Fair value of options exercised	-	84,282

Balance, April 30, 2007	38,208,929	15,689,398

(c)

In August 2006 the Company issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow- through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

	(i)	300,000 units, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period; and

	(ii)	200,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

The Company issued1,700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(i)

In September 2006, Tranche 1, the Company issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two- year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two- year period.

(ii)

In October 2006, Tranche 2, the Company issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two- year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash.

In April 2007 the Company issued 2,507,000 units at $0.60 for proceeds of $1,504,200. 2,307,000 non flow through units at a price of $0.60 consisting of one common share and one full warrant with an exercise price of $0.75 for a period of two years and 200,000 flow through units at a price of $0.60 consisting of one common share and one half warrant with an exercise price of $0.75 for a period of two years. The Company erroneously duplicated and issued 1,502,000 units. The Company has subsequently arranged for the return of the duplicated shares and this error is not reflected in the table above.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

8.	CAPITAL STOCK (Continued)

(d)	Stock options

At April 30, 2007, the following share purchase options were outstanding:

		Outstanding
Exercise	Expiry	July 31,			Cancelled	Outstanding
Price	Date	2006	Issued	Exercised	/Expired	April 30, 2007

$0.10	September 23, 2008	66,000	-	66,000	-	-
$0.24	March 2, 2009	60,000	-	-	-	60,000
$0.13	February 16, 2010	647,500	-	592,500	-	55,000
$0.16	March 15, 2010	50,000	-	25,000	-	25,000
$0.12	July 12, 2010	237,500	-	37,500	-	200,000
$0.37	November 1, 2010	350,000	-	-	-	350,000
$0.40	February 23, 2011	435,000	-	37,500	-	397,500
$0.58	March 23, 2011	200,000	-	30,000	100,000	70,000
$0.61	April 12, 2011	160,000	-	-	-	160,000
$0.38	August 2, 2011	-	300,000	-	-	300,000
$0.60	August 8, 2011	-	150,000	-	-	150,000
$0.67	August 22, 2011	-	325,000	-	-	325,000
$0.62	October 26, 2011	-	130,000	-	-	130,000
$0.81	December 20, 2011	-	600,000	-	-	600,000
$0.51	February 12, 2012	-	400,000	-	30,000	370,000
$0.50	March 1, 2012	-	200,000	-	-	200,000
		2,206,000	2,105,000	788,500	130,000	3,392,500

For the period ended April 30, 2007, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $548,241 (2006 - $184,821) was recognized as an expense.

Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)	To any one optionee, 5%;

(ii)	To any insiders group, 20%;

(iii)	To any consultant, an aggregate of 2%; and

(iv)	To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange approval and 12.5% every quarter thereafter.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

8.	CAPITAL STOCK (Continued)

(e)	Warrants

At April 30, 2007, the following warrants were outstanding:

		Outstanding				Outstanding
Exercise	Expiry	July 31,				April 30
Price	Date	2006	Issued	Exercised	Expired	2007

$0.25/$0.30	Dec. 31, 2005/2006	243,333	-	243,333	-	-
$0.25/$0.30	April 8, 2006/2007	100,000	-	50,000	50,000	-
$0.15	September 6, 2006	1,007,500	-	857,500	150,000	-
$0.40/$0.50	Dec. 30, 2006/2007	1,375,999	-	1,196,001	-	179,998
$0.40/$0.50	Dec. 30, 2006/2007	200,000	-	200,000	-	-
$0.40/$0.50	Feb 15, 2007/2008	1,535,000	-	514,000	-	1,021,000
$0.55	August 29, 2008	-	499,998	-	-	499,998
$0.55	August 29, 2008	-	50,000	-	-	50,000
$0.55	September 11, 2008	-	3,000,000	209,165	-	2,790,835
$0.60	September 11, 2008	-	400,000	100,000	-	300,000
$0.60	September 12, 2008	-	700,000	-	-	700,000
$0.60	October 3, 2008	-	870,100	-	-	870,100
$0.75	April 25, 2009	-	2,507,000	-	-	2,507,000
$0.75	April 25, 2009	-	163,000	-	-	163,000

		4,461,832	8,190,098	3,369,999	200,000	9,116,931

(f)	Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	April 30,	July 31,
	2007	2006

Balance, beginning of period	$297,506	$114,624
Fair value of stock-based compensation	548,241	230,392
Fair value of stock options exercised	(84,282)	(47,510)

Balance, end of period	$761,465	$297,506

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Consolidated Financial Statements
For the quarter ended April 30, 2007

9.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)

Consulting fees includes $57,000 (2006 - $57,500) charged by an officer and director, $9,197 (2006 - $5,930) charged by an officer of the Company and $43,837 (2006 - $Nil) charged by directors for geological consulting; and

(b)	During the period officers and directors exercised 557,500 options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500.

(c)	During the period a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.

(d)	During the period an officer was paid $98,000 for an outstanding payable due to related parties.

10.	COMMITMENT

The Company is committed to a two-year office lease expiring December 31, 2007. The minimum annual rent, excluding operating costs, is $67,596.

11.	SUBSEQUENT EVENTS

On June 20, 2007, the Company announced that it has granted 750,000 options at $0.54 to directors, officers and consultants of the Company.

ANGLO-CANADIAN URANIUM CORP.
#1150, 355 Burrard Street
Vancouver, BC V6C 2G8
Tel: 604.669.6807
Fax: 604.669.5715

June 29th, 2007

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the nine months ended April 30, 2007. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to Anglo-Canadian Uranium Corp. (“URA”) is available on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

Overview

Our activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

We are a reporting issuer in each of the Provinces of British Columbia and Alberta. Our head and principal office is located at Suite 1150 – 355 Burrard Street Vancouver, British Columbia, V6C 2G8. Our registered and records office is located at 10th Floor 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Mineral Properties

In order to better understand our financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

British Columbia

Lucky Boy - These claims are located in the Greenwood Mining District in south-central British Columbia about 2 kilometres northwest of the town of Beaverdell. We acquired an option to earn a 95% interest in this claim group compromised of 1000 acres near the Beaverdell Mining Camp, which was the site of several formerly producing silver-gold-lead-zinc mines including the Teck Highland Bell Mine which produced over 30 million ounces of silver, 28 million pounds of zinc and 24 million pounds of lead with significant copper and gold values until operations were shut down in 1989.

2

Although the higher grade silver zones are of interest for further exploration, the primary target on the Lucky Boy claims is a new polymetallic (gold-silver-base metal) zone in the North Adit area measuring approximately700 feet by 700 feet where elevated metal values in rock samples were found. This anomaly may represent a second type of mineralized system on the property, which is in the same geological environment as the Crown Jewel gold deposit (1.6 million ounces gold) 33miles to the south in Washington State. The North Adit anomaly is also only 2,000 meters south of two former producers, the Carmi and the Butcher Boy gold mines. The mineralization in this area is open in all directions, including to depth, and has not been drilled or explored using current advanced methods.

The Lucky Boy claims represent a large bulk tonnage gold project on one section of the property, with possible high-grade silver structures lying at depth on another. Increasing the odds of success is the fact that this claim group is situated in a region, which has a rich history of past gold and silver production, and preliminary surface exploration on the target areas has proved highly encouraging.

We completed a geophysical program on the property. The IP survey revealed at least four sub-parallel anomalies within the soil anomaly. The strongest one occurs about 75 meters north of the North showing and indicates the causative source is about 45 meters wide. The strike of all four appears to be about west-northwest with a minimum strike length of 500 meters and open in all directions.

The resistivity survey revealed a mixed correlation with the IP anomalies but, for the most part, showed correlating resistivity lows. The magnetic survey revealed weak magnetic highs correlating with some of the IP highs.

The interpretation is that the IP anomalies are reflecting sulphide mineralization. Considering the significant soil anomaly and the North Showing, it is probable that these are sulphides of lead, zinc, copper, arsenic, silver, gold and nickel. The weak magnetic correlation suggests that pyrhotite, an iron sulphide, is also a causative source. The correlating resistivity lows suggest the sulphide mineralization is associated with geological structure and/or alteration.

A recommended drill program was conducted beginning in early December 2005 and then completed in January 2006. Four holes were drilled near the North Adit part of the property to test the geophysical anomalies. A high percentage of sulphide mineralization was encountered but assay results were somewhat disappointing. No significant amounts of gold or copper were present in the pyrite. The next phase of exploration will test the silver vein potential that exists on the property.

Stirrup – We acquired an 85% interest in the Stirrup claim group located approximately 95 kilometers west of Clinton in south-central British Columbia and approximately 25 kilometers southeast of the Blackdome mine. The area represents an ideal geological environment for epithermal low-sulphidation quartz vein deposits. The claim group comprises 13 contiguous claims, Stirrup 1 to 13, totaling 27 units. The property is an epithermal low-sulphidation quartz-type vein deposit. Marine sedimentary rocks of the Lower Cretaceous Jackass Mountain group, intruded by sills, and dikes of feldspar porphyry and quartz porphyry, underlie the property. A number of epithermal veins occur in the area. The mineralization is deposited from one hydrothermal system, probably related to the intrusion of felsic dikes in the area.

The target area is drill ready. Previous exploration projects by Chevron Minerals have indicated that gold-arsenic mineralization with comparable grade is suspected to occur in an easterly trending fault zone on the north flank of a ridge saddle on the Stirrup 7 and 11 claims. The zone was encountered in a surface trench and two drill holes, and contains significant amounts of chalcedonic quartz.

A rock sample of a conspicuous limonitic fracture collected from a surface trench yielded 153.16 grams per tonne gold. A n intercept near the bottom of drill hole 88/5 assayed 14.99 grams per tonne over 1.10

3

metres. Native gold is also reported. T he area of the ridge is marked by strong soil geochemical responses for gold, arsenic and antimony.

We received a permit from the Ministry of Mines to conduct a drilling program on the property. Three holes totaling 650 meters were drilled. All holes contained gold values ranging from anomalous to a high of 17 g/tonne. More drilling is planned for 2007. A recent field trip to the property was made by our director James Turner, P.Geo and an independent geologist representing an investment fund. A chip sample and several grab samples were taken from an existing trench. Positive assay results will be reported when available. We are currently negotiating a drill contract for up to 2,000 meters in the first phase of the 2007 program.

Zeus and Zeus #1 – These copper/gold claims located approximately 40 kilometres northwest of Lillooet. The claims are made up of two 20 unit blocks and cover approximately 1000 hectares. They are fairly easily accessed by the all weather Bridge River Road and then by a 26km Forestry Road.

The Department of Energy and Mines files indicate the majority of exploration programs were conducted between 1983 and 1995. These programs included geochemistry geophysics, mapping, trenching and diamond drilling. Over 2500 meters of drilling was completed in 1995. To date, a total of 8959 meters of drilling in 105 holes has been completed. The principal vein is approximately two meters thick and can be traced for 700 meters. According to the Minfiles, a small copper/gold resource has been defined as a result of drilling to date. The potential to expand this resource is considered good. Geology on the property suggests a porphyry copper/gold deposit may be the source of the existing mineralization. This possibility is the main reason for the acquisition although the auriferous quartz veining system warrants further work to determine its potential. A prospecting crew was assembled and conducted a mapping and sampling program. A large work program will commence in 2007.

Skoonka - We acquired an option to earn a 100% interest in 103 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia. The claims are located about 10 kilometres) from the Trans-Canada Highway and the CNR main line at Lytton, B.C., approximately three hours drive heading east from Vancouver. The claims are easily accessed by secondary roads.

Skoonka Creek is the site of a recent high-grade discovery on a property jointly owned by Almaden Minerals and Strongbow Exploration. Strongbow reported one intersection of 20 grams per tonne (g/t) over 12.8 metres on its JJ showing. Our claims adjoin the Strongbow Skoonka project. The Strongbow structure continues on to the newly acquired Boothanie claims and intersects Skoonka Creek on our property.

Prospecting crews were on site for two months and have discovered two extensive showings consisting of very silcious rhyolite hosting approximately 5 –10% sulphide mineralization. The sulphides appear to be pyrite and were sent to the laboratory for analysis. So far assays have not produced any gold. Further prospecting will continue to be followed by geochemistry and geophysics and diamond drilling as warranted.

We initiated a 76 kilometer line cutting program on our Skoonka Creek property, to be followed by ground magnetic and IP surveys. These programs will be followed by mapping and intensive prospecting and MMI soil sampling program. We have applied for a drill permit for follow-up drilling on geophysical targets which will begin in the third quarter 2007. A recent geochemical gold discovery by Strongbow Exploration Inc. (SBW – TSX.V) is located within 400 meters of our property boundary.

Princeton – We acquired the copper-gold-palladium-silver claims covering 1,266 hectares, located 11 to

4

12 kilometres south of Princeton, known as the Princeton project. These claims have more than a dozen showings known to occur on the optioned properties. Grab and chip samples taken by a government geologist in 1960 have showings as high as 2.5 grams per tonne gold, 30 to 65 g/tonne palladium, 42 per cent copper and 150 g/tonne silver. These samples have since been duplicated by a more recent sampling program. The Princeton project is also located five km south of the Newmont Ingerbell mine. This mine operated for over 20 years with the final year of operation producing 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area. Prospecting and road access work have been completed. Several chip and pit samplings confirm the presence of copper, gold and palladium. Some drill results have been received and announced. The highest grade results were 20 feet of 1.48% copper.

We currently have two drills drilling selected targets on the claims and a geophysical program consisting of 3D induced polarization and ground magnetics survey was conducted with positive results. These new targets will be drill tested in 2007.

In May we announced the results from a 25 line kilometer 3D IP Survey conducted on the Platinum 1 and 2 claims in Princeton. The survey results show several chargeability highs near the southern and northern border of the claims. Resistivity highs are also noted as being coincident with chargeability highs. A full report is expected shortly. A diamond drill, already on the property, will be relocated to these sites as soon as the final report is received. The survey was conducted by SJ Geophysics of Delta, BC in December of last year and January 2007. The claims cover several zones containing highly anomalous amounts of bornite and chalcopyrite associated with potash feldspar-magnetite-sericite shears and veins in an altered diorite-syenite intrusive. The north-south boundary fault passes through the claims.

Quebec

Charles – These staked uranium claims are located east of the Otish Mountains in a basin that was previously explored in the 1960’s by Uranertz, Esso Minerals and Cogema. Numerous uranium/thorium showings were discovered. Most targets have been staked. We will be verifying and determining the extent of the current showings during 2007.

On the Charles Project, the geophysics grid total is 214 line kilometers. Very little is known about the Charles property, but airborne magnetics conducted by the GSC in the 1960’s suggest gabbro dykes may occur. Line cutting commenced in June, to be followed by ground magnetics, electro-magnetics and radiometrics. These historic results reported from the Cogema / Soquium L-zone deposit do not meet the requirements of the CIM standards and therefore are not National Instrument 43-101 compliant.

Over 220 line kilometers of line cutting is underway on our Charles property, to be followed by a ground magnetic and EM geophysical survey. The claims will have geologic mapping, MMI soil sampling and a radiometric geophysical survey conducted as soon as conditions permit. This will be followed with drill testing of identified targets later this year.

Big Mac - We acquired this 2,100-hectare uranium property in the Otish basin in Quebec. The claims are located approximately 150 kilometres northeast of Chibougamau. The Otish basin is known to host uranium-thorium showings. The Otish has been largely ignored for the past 25 years due largely to depressed uranium prices and production from high-grade deposits in Saskatchewan.

The claim block, known as the Big Mac claims, adjoin claims owned by Cogema and are partially covered by an airborne magnetic signature that also covers most the Cogema claims.

The Otish basin was actively explored for uranium and thorium by several major companies during the

5

late 1960s and through the 1970s. Several uranium-thorium showings were discovered and staked, but were subsequently abandoned coincident with declining uranium prices. A recent significant discovery in the basin has revived interest.

On the Bic Mac Project the geophysics grid total is 132 line kilometers. A Gabbro dyke swarm occurs on the Cogema property and airborne magnetics, done in 1984, suggests that these dykes continue onto Anglo’s Big Mac property. Line-cutting has been completed and a magnetic survey has been completed on the project. A radiometric survey is expected shortly and geological and geochemical surveys will be done with diamond drilling on any anomalies found.

On May 31st, 2007 we announced that we had received preliminary results from our ground magnetic survey for the Big Mac uranium project. A review of this data has indicated a series of linear anomalies similar to those present on the Cogema /Soquium L-zone uranium deposit, located 3 kilometers to the west. These anomalies coincide with dykes present on the L-Zone deposit. Some of these projected dykes on the Big Mac uranium project are offset by northwest and north south faults. It is these areas of interest that may have the potential for uranium deposits. The Charles property will have geologic mapping, MMI soil sampling and a radiometric geophysical survey conducted as soon as conditions permit. This will be followed with drill testing of identified targets later this year.

United States

East Canyon Wash Property - We acquired an option to acquire a 100% interest in 20 uranium/vanadium claims in San Juan County, Utah. The option covers two blocks known as the East Canyon Wash area, which includes the former producing Locuist Mine. The mine was operated by Atlas Mining Corp, but was shut down when nuclear energy fell out of favour after the Three Mile Island incident. The second block of claims is located adjacent to the operating ‘Jim But Mine’ and contains good Uranium (U308) sample values, together with evidence of good vanadium values. The Locuist Mine was mining 0.2 5% U308 plus vanadium when mining was terminated. A uranium/vanadium processing plant is located near Blanding, approximately 50 miles from the Locuist property.

San Juan County was the source of 83% of the one hundred and eleven million pounds of U308 produced in Utah up until 1982, together with 60 million pounds of vanadium. The price of U308 has fluctuated over the years, but has shown a dramatic increase during the period 2001 to 2005 from US$7.50 to US$34.00/lb. Due to a worldwide need for alternative energy sources, a strong demand for U308 is expected to continue for the foreseeable future. Vanadium fluctuates in value from US$8.00/lb to US$26.00/lb and is currently trading in the US$10.00/lb range.

We plan programs of geological mapping of the exposed uranium/vanadium host rocks; radiometric and geochemical surveys using radon gas detection, MMI geochemistry and test drilling. These properties are currently in limbo pending clarification of ownership of selected claims in area number one.

Spider Rock – We entered into an assignment agreement, dated March 31, 2006, with Emerald Isle Investments, Ltd., pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property is an exploration stage mineral resource property and comprises four mineral claims located in Dolores county and San Miguel county, Colorado.

We had entered into an option agreement to sell an undivided 50% interest in the Spider Rock property to Jourdan Resources Inc. (“Jourdan”). However, Jourdan subsequently withdrew from the agreement and

6

we will remain a 100% owner of the property. t.

O8 Property – We acquired 95 claims of uranium-bearing lands located in the Grants uranium district and Ambrosia Lake region in northwestern New Mexico, United States. This project consists of 1,920 acres and is adjacent to a previously producing uranium mine for a major mining company. This region was the largest producer of uranium in the United States from 1952, to the mid-1980s, with documented past production of over 340 million pounds of U3O8 during this period. Production in this region was suspended in the 1980s due to low uranium prices and has recently seen an increase in exploration and development activity as uranium prices appreciated. Management intends to investigate the permitting process and review environmental issues required for an assessment of mining operations. It is expected our personnel with experience in uranium development and mining will be visiting the property.

The Grants uranium district extends for almost 100 miles in a band five to 15 miles wide, with sandstone formations containing uranium mineralization. During periods of operation the Grants uranium district was home to the largest producing uranium mine in the U.S., which recovered 1,000 tons of ore per day, yielding four pounds per ton. The Ambrosia Lake region was highly active in uranium mining, having 15 headframes scattered over the region until the mid-1980s. Ambrosia Lake is also home to one of the largest uranium mine complexes in the U.S. and it continues to extract uranium from groundwater that flows through the mine shafts under a regional valley.

Wild Steer – We acquired 31 former producing claims located in Wild Steer Canyon, Paradox mining district, Montrose county, Colorado. The claim group includes the Wild Steer mine and the Pluto mine, which produced uranium and vanadium from 1959 to 1971. Ore grades from these mines averaged 0.15 per cent uranium, and between 1.75 per cent to 2.00 per cent vanadium. We are currently reviewing documentation related to production figures for the mines located within the Wild Steer claims. Previous production was facilitated through ore cars on tracks and pneumatic tired wheelbarrows, which was done through manpower.

The Wild Steer claims are located in the Uravan mineral belt on the Colorado plateau, which is recognized as a prolific uranium and vanadium region with historical production. The Uravan mineral belt was one of the world's most productive regions for uranium and vanadium in the 1950s, with all production ceased in 1984 due to low uranium prices. Since 1984 there have been short periods of resumed production due to increased vanadium prices, with no sustained activity until recently. With the increased price of uranium the region is being explored by a number of private and public companies, with a few mines currently in production. In addition to new mining in the area, a processing facility was recently recommissioned and may be accepting ore from regional mines.

Eula Belle Project – We acquired 302 uranium and vanadium claims located in Montrose County, Colorado. These claims consist of a 52-claim block and a 250-claim block and further complement the portfolio of uranium and vanadium projects located in the Four Corners region of the United States. In addition to these property additions, we engaged Rimrock Exploration & Development Inc. to provide exploration and development programs for all projects located in the Four Corners region. Rimrock has over 100 years of mining and exploration expertise and has provided mining services to other uranium companies in the United States. Under this agreement, Rimrock will also provide permitting services required for the recommencement of mining operations at the company's uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district. Management is currently reviewing historical exploration data from our Four Corners uranium/vanadium projects.

The 250-claim block, known as the King project, is also located in Montrose county in the Uravan uranium district in Colorado. The project area lies between the Eula Belle-Bogus mine and the King

7

Solomon mine, which produced 3,172,420 pounds U3O8 and 16,223,095 pounds vanadium from 1974 to 1983. The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management. We believe that these two areas that hosted 25 and 22 drill holes, respectively, are areas of interest and plans to focus exploration on and near these zones. We have applied for and received a drill permit.

Joseph - The Joseph Uranium / Vanadium project consists of 106 claims located in the Bull Canyon region in Colorado, within the Uravan Mineral Belt near the Utah border.

This claim group, known as the Joseph claims, is well known for its uranium and vanadium production, with five historically producing mines included in the land parcel. They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt. These mines include the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated by Union Carbide until 1983. The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium. The average uranium grades reported from historical production were 0.20% -- 0.25%, with vanadium grades ranging from 1.5% to 2.0% . All ore was located in the Morrision-Saltwash formation. The portal to the URA Mine within the Joseph group was opened up and the underground inspection is in progress.

Tomcat – We acquired an option to acquire a 100% interest in 81 claims located on Wedding Bell Mountain on the Colorado plateau area of the Uravan mineral belt. The claims are located in San Miguel County, Colorado, and further complement our portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

These claims include a number of former producing mines including the Jackknife, Groundhog and Bachelor mines. Other mines in the area include the Edna May, Rimrock, Rimrock No. 3, Babe Ruth and Mexico mines, as well as a number of smaller mining operations. Previous exploration on the claims included drill programs at the Jackknife and Groundhog mines in the 1970s prior to the cessation of mining in the area. Grades reported from these historical drill programs indicate 0.16 per cent to 0.25 per cent U3O8, and averaging 1.25 per cent vanadium. Uranium mineralization in the Colorado plateau is found in mineralized lenses, which were deposited in alluvial fans by braided streams. Current exploration techniques focus on the drilling of these lenses to further identify uranium resources. This area, being part of the Uravan mineral belt, has been a prolific producer of uranium since the early 1900s, with increased recent activity due to increased demand for uranium and a dramatic rise in the price of uranium. We are attempting to retrieve additional data from previous exploration programs for the planning of a future development program.

Holly – We acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County in the Grants mining district located near Grants, N.M. These claims, known as the Holley claims, consist of 3,200 acres located in the San Mateo Mountains and were previously owned by Homestake Mining Co. The property area is located within four miles of the Marquez uranium mine, which produced 656,000 tons of ore at a grade of 0.26 per cent uranium. A number of drill programs have taken place in the project area during 1967 to 1971 (Homestake/UNC joint venture), 1974 (Gulf Mineral Resources), 1980 to 1983 (Midas International) and 1983 (Homestake). In addition to the most recent drill program, Homestake also owned a processing facility which has subsequently been reclaimed by another party. Homestake completed extractive metallurgical and amenability tests at the nearby Homestake mill (alkaline leach tests) and at the Kerr McGee Nuclear Corp. mill (acid leach tests) located in the Grants district. These tests determined that the mineralization would readily leach with acid and recoveries averaging 90 per cent were achieved. This area ceased mining in the late 1970s and early 1980s when the price of uranium dropped and production was not economic.

8

Gunslinger – We acquired 41 uranium/vanadium claims consisting of 820 acres located in the Colorado plateau district. These claims, known as the Gunslinger claims, are located on Outlaw Mesa in Mesa County in Colorado. The claim area lies beneath Potato Mountain, which rises approximately 400 feet above the Mesa, and is surrounded on three sides by Department of Energy uranium land reserves. Atomic Energy Commission records show that various mines operated in the immediate area, including the G1 and G2 uranium/vanadium mines, which produced 165,397 tons averaging 0.25 per cent uranium oxide (U3O8) and 1.09 per cent vanadium from 1950 to 1960. These claims are also in close proximity to a number of historically producing mines in the Potato Mountain region previously operated by Vanadium Corp. of America, Worcester Mines and Union Carbide from 1948 to 1962, with historical production of 253,703 tons ranging from 0.22 per cent U3O8 to 0.42 per cent U3O8 and 1.43 per cent to 1.8 per cent vanadium. All mines in the project area produced from surface to 250 feet below surface.

Dragon - The Dragon Uranium project consists of 30 claims located in Beaver County which includes a one mile area of interest surrounding claims.

The Dragon Property lies in a significant uranium region, and has demonstrated high scintilometer counts over a large area where historical uranium mines and deposits occur. These high counts are associated with hematite, pyrite, silica and fluorite mineralization in an altered volcanic unit. Selected grab samples (altered volcanics with readings) run as high as 0.16% (3.5 pounds) U3O8. This highly altered rock can also be seen on high resolution satellite imagery. Additional staking is currently in progress on this and other prospective Utah and surrounding region properties.

Loanstar – We acquired 110 uranium claims located in Mesa County, Colorado, known as the Outlaw Property, which are made up of two claim blocks; the Lonestar claims consisting of 78 uranium and vanadium claims and the Gunfighter claims which consist of 32 uranium and vanadium claims. This property has a number of historical drill holes completed from 1950 to 1980, and is located in an area with historical uranium and vanadium production.

The Lonestar claims contain two past producing mines with ventilation holes intact for each mine. On claims 65, 66, 71 and 72 there is a cluster drill out of 27 holes ranging from 200 to 350 feet deep. There is an additional cluster drill out on claims 59 and 65 with 10 holes at 500 to 600 feet deep. On claim 49 there is a Department of Energy (DOE) hole with four offset holes and on claim 69 there is another DOE hole drilled with no offset holes. The two DOE holes and one of the mines line up with the historical drill out on our Gunslinger project and possibly indicate a trend or channel. In addition to the potential trend, the historical data and existing mines may indicate several trends running in a north easterly direction on Outlaw Mesa. We intend to complete all requirements necessary for the initiation of a drill program on this project in the coming weeks.

The Gunfighter claims border the DOE withdrawal tract on the north side. This tract, which contains the G2 shaft, was a major producer from the 1950’s to the 1980’s. Eight mines lie in close proximity to the Gunfighter claim group, and consist of small and shallow deposits. We intend to complete drilling at a depth greater than 200 feet through its development partner.

Significant Recent Developments

Completion of Private Placement

On April 25th, 2007 we completed a private placement of 2,307,000 non flow through units at a price of $0.60 per unit, each unit consisting of one common share and one full warrant with an exercise price of $0.75 per share, expiring on April 25, 2009 and 200,000 flow through units at a price of $0.60 consisting of one common share and one half warrant with an exercise price of $0.75 per share, expiring on April 25,

9

2009. These securities aresubject to a hold period of four months which expires on August 11, 2007. Commissions totalling $78,240 were paid and 163,000 warrants were issued in conjunction with this private placement. Proceeds from this private placement will be used for continued development of its uranium projects in Colorado, Utah and New Mexico and the Otish Mountains Basin of Quebec.

Acquisition of Outlaw Property, Colorado

By News Release dated April 18th, 2007 we announced that we had acquired 110 uranium claims located in Mesa County, Colorado, known as the Outlaw Property, which is made up of two claim blocks; the Lonestar claims consisting of 78 uranium and vanadium claims and the Gunfighter claims which consist of 32 uranium and vanadium claims. As consideration for the property we agreed to pay a cash payment of $55,000 US, and a 5% gross royalty, together with a minimum work commitment of $25,000 US for the first 3 years from date of the lease and $20,000 US advance royalties starting in the fifth year. In addition to these terms, our development partner agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years. This acquisition is subject to TSX Venture Exchange approval.

Results of Geophysics Program on Otish Basin Project

By News Release dated May 15th, 2007 we announced the details of our geophysics program on our Otish Basin Uranium Project. We have two project areas located in the Otish Basin; the Big Mac and Charles. These properties were acquired in late 2005 based on uranium bearing sediments in the Basin and the proximity to the Cogema / Soquium L-zone deposit (5.9 M lbs U3O8). The Otish Basin is located 300 kilometres northeast of Chibougamou in central Quebec. The two claim groups are about the same size at 2300 hectares and are separated by 15 kilometres. A gabbro dyke alteration halo with uranium bearing sediments and or un-conformal deposits is the model.

On the Bic Mac Project the geophysics grid total is 132 line kilometers. A Gabbro dyke swarm occurs on the Cogema property and airborne magnetics, done in 1984, suggests that these dykes continue onto Anglo’s Big Mac property. Line-cutting has been completed and a magnetic survey has been completed on the project. A radiometric survey is expected shortly and geological and geochemical surveys will be done with diamond drilling on any anomalies found.

On the Charles Project, the geophysics grid total is 214 line kilometers. Very little is known about the Charles property, but airborne magnetics conducted by the GSC in the 1960’s suggest gabbro dykes may occur. Line cutting commenced in June, to be followed by ground magnetics, electro-magnetics and radiometrics. These historic results reported from the Cogema / Soquium L-zone deposit do not meet the requirements of the CIM standards and therefore are not National Instrument 43-101 compliant.

Results from IP Survey on Princeton Property

By News Release dated May 22nd, 2007 we announced the results from a 25 line kilometer 3D IP Survey conducted on the Platinum 1 and 2 claims in Princeton. The survey results show several chargeability highs near the southern and northern border of the claims. Resistivity highs are also noted as being coincident with chargeability highs. A full report is expected shortly. A diamond drill, already on the property, will be relocated to these sites as soon as the final report is received. The survey was conducted by SJ Geophysics of Delta, BC in December of last year and January 2007. The claims cover several zones containing highly anomalous amounts of bornite and chalcopyrite associated with potash feldspar-magnetite-sericite shears and veins in an altered diorite-syenite intrusive. The north-south boundary fault passes through the claims.

10

Results from Otish Basin Project Ground Magnetic Survey

On May 31st, 2007 we announced that we had received preliminary results from our ground magnetic survey for the Big Mac uranium project located in the Otish Basin, Quebec. A review of this data has indicated a series of linear anomalies similar to those present on the Cogema /Soquium L-zone uranium deposit, located 3 kilometers to the west. These anomalies coincide with dykes present on the L-Zone deposit. Some of these projected dykes on the Big Mac project are offset by northwest and north south faults. It is these areas of interest that may have the potential for uranium deposits. Work continues on our Charles project located 15 kilometers to the south of the Big Mac project. Over 220 line kilometers of line cutting is underway, to be followed by a ground magnetic and EM geophysical survey. Both blocks of claims will have geologic mapping, MMI soil sampling and a radiometric geophysical survey conducted as soon as conditions permit. This will be followed with drill testing of identified targets later this year.

Line Cutting Program on Skooka Creek Property

We initiated a 76 kilometer line cutting program on our Skoonka Creek property, to be followed by ground magnetic and IP surveys. These programs will be followed by mapping and intensive prospecting and MMI soil sampling program. We have applied for a drill permit for follow-up drilling on geophysical targets which will begin in the third quarter 2007. A recent geochemical gold discovery by Strongbow Exploration Inc. (SBW – TSX.V) is located within 400 meters of our property boundary.

Granting of Stock Options

On June 20th, 2007 we announced the granting of 750,000 options at an exercise price of $0.54 to our officers, directors and consultants, which options are granted under our Stock Option plan.

Corporate Information

Our Board of Directors is as follows:

Leonard J. Harris David John Hudson James Albert Turner Roger Laine

Our officers are:

Leonard J. Harris President, CEO and CFO Donna M. Moroney Corporate Secretary

Share Capital

Our authorized share capital consists of an unlimitedcommon shares without par value. As of June 29th, 2007, the total number of issued and outstanding common shares is 40,089,374 common shares.

The following sets forth the shares that were issued during the nine months ended April 30, 2007:

11

	Shares	Amount
Balance, July 31, 2006	23,245,347	$9,272,283
Issued for cash:
- private placement	9,206,988	4,570,197
- options	788,500	118,525
- warrants	3,469,996	1,194,623
- agents’ options	38,088	12,040
- finders fees	1,460,000	944,200
- shares issued for mineral properties	-	(506,752)
- fair value of options exercised		84,282
Balance, April 30, 2007	38,208,929	15,689,398

As of the date of this MD&A we had the following incentive stock options outstanding:

		Outstanding				Outstanding
Exercise	Expiry	July 31,			Cancelled	April 30,
Price	Date	2005	Issued	Exercised /Expired		2007
$0.10	September 23, 2008	66,000	-	66,000	-	-
$0.24	March 2, 2009	60,000	-	-	-	60,000
$0.13	February 16, 2010	647,500	-	592,500	-	55,000
$0.16	March 15, 2010	50,000	-	25,000	-	25,000
$0.12	July 12, 2010	237,500	-	37,500	-	200,000
$0.37	November 1, 2010	350,000	-	-	-	350,000
$0.40	February 23, 2011	435,000	-	37,500	-	397,500
$0.58	March 23, 2011	200,000	-	30,000	100,000	70,000
$0.61	April 12, 2011	160,000	-	-	-	160,000
$0.38	August 2, 2011	-	300,000	-	-	300,000
$0.60	August 8, 2011	-	150,000	-	-	150,000
$0.67	August 22, 2011	-	325,000	-	-	325,000
$0.62	October 26, 2011	-	130,000	-	-	130,000
$0.81	December 20, 2011	-	600,000	-	-	600,000
$0.51	February 12, 2012	-	400,000	-	30,000	370,000
$0.50	March 1, 2012	-	200,000	-	-	200,000
TOTAL:		2,206,000	2,105,000	788,500	130,000	3,392,500

As of the date of this MD&A we had the following share purchase warrants, enabling the holder to acquire further common shares, as follows:

		Outstanding				Outstanding
Exercise	Expiry	July 31,				Apr. 30,
Price	Date	2006	Issued	Exercised	Expired	2007
$0.25/$0.30	Dec. 31, 2005/2006	243,333	-	243,333		-
$0.25/$0.30	April 8, 2006/2007	100,000	-	50,000	50,000	-
$0.15	September 6, 2006	1,007,500	-	857,500	150,000	-
$0.40/$0.50	Dec. 30, 2006/2007	1,375,999	-	1,196,001		179,998
$0.40/$0.50	Dec. 30, 2006/2007	200,000	-	200,000		-
$0.40/$0.50	Feb 15, 2007/2008	1,535,000	-	514,000		1,021,000

12

		Outstanding				Outstanding
Exercise	Expiry	July 31,				Apr. 30,
Price	Date	2006	Issued	Exercised	Expired	2007
$0.55	August 29, 2008	-	499,998			499,998
$0.55	August 29, 2008	-	50,000			50,000
$0.55	Sept. 11, 2008	-	3,000,000	209,165		2,790,835
$0.60	Sept. 12, 2008	-	400,000	100,000		300,000
$0.60	Sept. 12, 2008	-	700,000			700,000
$0.60	Oct. 3, 2008	-	870,100			870,100
$0.75	April 25, 2009	-	2,507,000			2,507,000
$0.75	April 25, 2009	-	163,000			163,000
TOTAL:		4,461,832	8,190,098	3,369,999	200,000	9,116,931

Plan of Operation

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals). We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Provinces of British Columbia and Quebec, Canada and in Colorado, Utah and New Mexico, United States.

Summary of Quarterly Results

Description	Nine Months ended Apr 30, 2007	Six Months ended Jan 31, 2007	Three Months ended Oct 31 2006	Year ended July 31 2006	Nine Months ended Apr 30, 2006	Six Months ended Jan 31, 2006	Three Months ended Oct 31 2005	Year ended July 31 2005
Net Revenues	0	0	0	0	0	0	0	0
Loss before extraordinary items Loss per share – basic and diluted	(1,089,678) (0.03)	(692,627) (0.02)	(299,974) (0.01)	(429,024)0 (0.02)	(555,958) (0.03)	(258,911) (0.02)	(99,700) (0.01)	(123,800) (0.01)
Net loss Net loss per share – basic and diluted	(1,089,678) (0.03)	(692,627) (0.02)	(299,974) (0.01)	(429,024) (0.02)	(555,958) (0.03)	(258,911) (0.02)	(99,700) (0.01)	(123,800) (0.01)

During the nine months ended April 30, 2007 we were consistent with our general and administration expenses, with the exception of stock based compensation of $548,241 as a result of the options issued during the period. Legal fees were also higher as a result of our recent private placement financings that were completed.

As we have not owned nor do we own any revenue producing resource properties, no mining revenue has been recorded to date

Results of Operations for the quarter ended April 30, 2007 and the year ended July 31, 2006

13

Overview

For the nine months ended April 30, 2007 we incurred a loss of $1,089,678 ($0.03 per share) compared to a loss of $555,958 ($0.03 per share) for the nine months ended April 30, 2006. We expect to continue to incur losses for fiscal 2007 as we develop our mineral properties.

Expenses

General and administration expenses totaled $1,155,412 for the nine months ended April 30, 2007 compared to $524,718 for the period ended April 30, 2006. Details of the larger general and administration are as follows:

  stock based compensation of $548,241 (2006 - $184,821) as a result of the issuance of stock options under the option plan;
  professional fees of $135,451 (2006 - $64,177) as a result of our recent financing and our recent property acquisitions;
  filing fees of $72,828 (2006 - $42,916) were the result of our activities in property acquisitions and financings;
  management fees of $87,000 (2006 - $57,500) to an officer and director;
  consulting fees of $82,932 (2006 – $48,320) and investor relations fees of $57,954 (2006 - $14,207);
  office and general expenses of $41,041 (2006 - $16,258); and
  travel expenses of $64,603 (2006 – $22,812) as a result of our acquisition a significant number of properties in the quarter ended April 30, 2007 and financings that were closed. Travel to these properties was required to assess there merits as a viable property.

All other expenses are in the normal course of doing business.

Liquidity and Capital Resources

As of April 30, 2007 we had working capital of $4,345,568 (2006 - $816,406).

We have limited financial resources and have financed our operations primarily through the sale of our common shares. For the foreseeable future, we will need to rely on the sale of such securities for sufficient working capital and to finance our mineral property acquisition and exploration activities, and/or enter into joint venture agreements with third parties. As we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

We have no long-term debt obligations.

We closed a private placement on April 25, 2007 for 2,507,000 units at a price of $0.60 per unit. A total of 200,000 units were flow through. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.75 exercisable on or before April 25,

14

2009. A total of 2,307,000 units are non-flow through. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.75 exercisable on or before April 25, 2009. We paid commissions of $78,240 in cash and issued brokers’ warrants exercisable at $0.75 per option to acquire up to 163000 units on or before April 25, 2009.

During the nine months ended April 30, 2009 a total of 3,469,966 warrants (2006 – 130,000) were exercised for proceeds of $1,194,623 (2006 - $31,500). During the period a total of 788,500 stock options (2006 – 293,750) were exercised for total proceeds of $118,525 (2006 - $32,600).

Transactions with Related Parties

During the period ended April 30, 2007 and April 30, 2006 we entered into the following transactions with related parties.

(a)

Consulting fees include $57,000 (2006 - $57,500) charged by an officer and director, $9,197 (2006 - $5,930) charged by an officer of the Company and $43,837 (2006 - $Nil) charged by directors for geological consulting; and

(b)	During the period officers and directors exercised 557,500 options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500.

(c)	During the period a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.

(d)	During the period an officer was paid $98,000 for an outstanding payable due to related parties.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors and brokers.

Approval

Our Board of Directors have approved the disclosures in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Risks and Uncertainties

Our principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund our exploration program. The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party.

15

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization. If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest. We conduct its mineral exploration activities in compliance with applicable environmental protection legislation. We are is not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Financial Instruments

Our financial instruments consist of cash, receivables, and accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Changes in Accounting Policies

There were no changes to accounting policies during the year ended July 31, 2006.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that

16

our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.

Form 52-109F2
CERTIFICATE OF INTERIM FILINGS

I, Leonard Harris, Chief Executive Officer and Chief Financial Officer of Anglo-Canadian Uranium Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anglo-Canadian Uranium Corp., (the “Issuer”) for the interim period ending April 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: June 29th, 2007

“Leonard Harris”
Leonard Harris,
Chief Executive Officer and
Chief Financial Officer

N E W S R E L E A S E

July 19, 2007	Trading Symbol: URA – TSX.V

Uranium Projects Progress Report

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the following progress report for its portfolio of uranium projects located in the Four Corners Region of the United States, and the Otish Basin of Quebec. The Company currently has 9 Colorado uranium projects, 2 New Mexico uranium projects, 2 Utah uranium projects and 2 Otish Basin uranium projects.

Colorado Exploration Developments

The Company is pleased to announce that a deposit has been sent to the Bureau of Land Management (BLM) in Colorado for the purpose of establishing a statewide bond necessary for the initiation of drilling activity on key uranium projects. Upon receipt of final approval from the BLM, the company will be commencing drilling on its Eula Belle uranium project, for which the Company has a contract for the completion of a 20,000 foot drill program. The Company’s mining contractor in Colorado has completed re-furbishing of existing drills which will be used for this drill program. The Company currently is in possession of two drill permits, with state and BLM approval, and has filed for four additional drill permits in Colorado.

Otish Basin, Quebec Big Mac Uranium Project Developments

The Company has completed 115 line km of line cutting, with magnetic and electromagnetic surveys complete. These programs have outlined 8 areas of interest, which will be part of a ground radiometric survey. Upon completion of this ground program, a drilling program will commence. The Company’s Quebec exploration contractor is currently investigating the availability of drilling rigs for initiation of this drill program to test the favorable areas. The Big Mac uranium project lies adjacent to the Cogema / Soquiem L- Zone uranium deposit.

Otish Basin, Charles Uranium Project Developments

The Company has experienced a delay in completing ground surveys due to a number of forest fires in a nearby region, which resulted in a number of helicopters being conscripted for forest fire duties. Line cutting, magnetic and electromagnetic surveys will be initiated when a helicopter and personnel are available. It is expected that this will commence in early August of 2007.

The Company continues to collect and evaluate data for each of its projects in the United States, and expects to provide additional data on each project as it is compiled. This information will be posted to the company web site upon completion.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

N E W S R E L E A S E

July 24, 2007	Trading Symbol: URA – TSX.V

Princeton Copper / Gold / Palladium Project Sampling Results

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce results of the chip sampling program on the Rico exhalite deposit at its Princeton, B.C. Copper / Gold / Palladium project. The Rico showing is Cu-Au in a well bedded exhalite horizon about 2 km south east of Friday Creek where previous results from the initial drill program highlighted an intersection of 6.08 meters grading 1.494% Copper. The exhalite is approximately 9 m thick x 25 m along strike and is gradational into fine sediments and chert of the Nicola Group.

A portion of the horizon has been sampled in this phase of the exploration program. A 1.5 metre chip from a massive pyrrhoite lens located near the exhalite section ran 2.025 % Cu and 11.180 gm/t Au. A continuous chip sample of the exhalite returned values from .017% Cu and 13 ppb Au to 1.172 % Cu and 1.543 gm/t Au over 1.8 m and 1.5 m respectively. One notable interval ran 3.6 m of .48 % Cu. A sample 20 m along strike ran 2.7 m of .922% Cu and 1.5 m of 1.543 gm/t Au. A full listing of these results including maps will be available on the company web site shortly.

The Princeton project consists of claims along the Copper Mountain intrusive contact and is four kilometres southwest of the Granby Mining Copper Mountain mine. Copper was originally discovered prior to 1900, and a major mining company optioned claims in the area in 1959. Copper mineralization was discovered in the Copper Mountain intrusive during two seasons of soil sampling, dip needle surveys and geological mapping. This mineralization is near the contact of the Nicola series of sedimentary and volcanic rocks, with numerous pink feldspar dikes occurring in the mineralized area at Friday Creek. Previous trenching resulted in the discovery of copper sulphides for several hundred feet, with mineralization consistent with dip needle and soil sampling anomalies. Subsequent trenching programs in the area exposed many stringers and small lenses of bornite, with small drill holes testing portions of the open cut. Additional exploration consisted of a 100-foot adit driven near the monzonite contact and nine drill holes in the area of the open cut on the south bank of Friday Creek. These work programs resulted in the identification of four linear mineralized zones, which are proposed targets for future exploration. This project area is five kilometres south of the Newmont Ingerbell copper-gold mine, which produced for over 20 years. Final year production figures for this mine are documented, having produced 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.